UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WORLD AIR HOLDINGS, INC.
(Name of Subject Company (Issuer))

WORLD AIR HOLDINGS, INC.
(Name of Filing Person (Issuer))

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

98142V104
(CUSIP Number of Class of Securities)

Mark M. McMillin
General Counsel and Corporate Secretary
HLH Building
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8215
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

G. William Speer
Powell Goldstein LLP
One Atlantic Center, 14th floor
1201 W. Peachtree Street, N.W.
Atlanta, Georgia 30309
(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$21,111,109	$2,258.89

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,222,222 shares of common stock at the maximum tender offer price of $9.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the offer by World Air Holdings, Inc., a Delaware corporation (the “Company”), to purchase up to 2,222,222 shares of its common stock, par value $.001 per share, at a price not greater than $9.50 nor less than $9.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2006 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is World Air Holdings, Inc., a Delaware corporation, and the address of its principal executive offices is HLH Building, 101 World Drive, Peachtree City, Georgia 30269. The telephone number of its principal executive offices is (770) 632-8002.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	Section 1 (“Number of Shares; Price; Priority of Purchase”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of the Tender Offer”);

•	Section 9 (“Source and Amount of Funds”);

•	Section 10 (“Information About World Air Holdings, Inc.”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 14 (“United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b) The information set forth under “Introduction” in the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under Section 7 (“Conditions of the Tender Offer”) is incorporated herein by reference.

(c) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 10 (“Information about World Air Holdings, Inc.”), Section 12 (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”), and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the Tender Offer are pending.

(b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase, dated September 11, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(F)*	Form of Letter to World Airways Employee 401(k) Savings Plan Participants, dated September 11, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)*	Press Release dated September 11, 2006 Announcing Commencement of the Tender Offer

(b)	Not applicable

(d)(1)	Registration Rights Agreement, dated as of December 30, 2003, by and among World Airways, Inc. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.9 to World Airways, Inc.’s Current Report on Form 8-K, filed with the SEC on January 21, 2004).

(d)(2)	Warrant No. D-1-1, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.6 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(3)	Warrant No. D-1-2, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.7 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(4)	Warrant No. D-1-4, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.8 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(5)	Restricted Stock Plan for Eligible Employees of the Company, including forms for Award Agreements and Stock Option Agreements (incorporated by reference to Exhibit 10.17 to World Airways, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002).

(d)(6)	World Airways, Inc. Non-Employees’ Stock Option Plan (incorporated by reference to Exhibit 10.46 to World Airways, Inc.’s Registration Statement on Form S-1/A, No. 33-95488, filed with the SEC on October 4, 1995).

(d)(7)	World Air Holdings, Inc. Amended and Restated 1995 Stock Incentive Plan (incorporated by reference to Appendix B to World Airways, Inc.’s definitive proxy statement, filed with the SEC on April 7, 2004).

(d)(8)	Form of Restricted Stock Award for Directors (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on August 22, 2006).

(d)(9)	Form of Restricted Stock Award for Executive Officers (incorporated by reference to Exhibit 10.7 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(10)	Employment Agreement, dated as of April 17, 2006, by and between World Air Holdings, Inc. and Michael W. Towe (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on April 19, 2006).

Exhibit
Number	Description

(d)(11)	Employment Agreement, dated as of May 11, 2006, by and between North American Airlines, Inc. and Jeffrey W. Wehrenberg (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on May 16, 2006).

(d)(12)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Randy J. Martinez (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(13)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Jeffrey L. MacKinney (incorporated by reference to Exhibit 10.2 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(14)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles H. J. Addison (incorporated by reference to Exhibit 10.4 to World Air Holdings Inc.’s Current Report on Form 8-K/A, filed with the SEC on September 6, 2006).

(d)(15)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Robert R. Binns (incorporated by reference to Exhibit 10.3 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(16)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles P. McDonald (incorporated by reference to Exhibit 10.5 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(17)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Mark M. McMillin (incorporated by reference to Exhibit 10.6 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD AIR HOLDINGS, INC.

/s/  Michael W. Towe
Michael W. Towe
Chief Financial Officer

Date: September 11, 2006

Exhibit Index

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase, dated September 11, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(F)*	Form of Letter to World Airways Employee 401(k) Savings Plan Participants, dated September 11, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)*	Press Release dated September 11, 2006 Announcing Commencement of the Tender Offer

(b)	Not applicable

(d)(1)	Registration Rights Agreement, dated as of December 30, 2003, by and among World Airways, Inc. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.9 to World Airways, Inc.’s Current Report on Form 8-K, filed with the SEC on January 21, 2004).

(d)(2)	Warrant No. D-1-1, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.6 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(3)	Warrant No. D-1-2, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.7 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(4)	Warrant No. D-1-4, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.8 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(5)	Restricted Stock Plan for Eligible Employees of the Company, including forms for Award Agreements and Stock Option Agreements (incorporated by reference to Exhibit 10.17 to World Airways, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002).

(d)(6)	World Airways, Inc. Non-Employees’ Stock Option Plan (incorporated by reference to Exhibit 10.46 to World Airways, Inc.’s Registration Statement on Form S-1/A, No. 33-95488, filed with the SEC on October 4, 1995).

(d)(7)	World Air Holdings, Inc. Amended and Restated 1995 Stock Incentive Plan (incorporated by reference to Appendix B to World Airways, Inc.’s definitive proxy statement, filed with the SEC on April 7, 2004).

(d)(8)	Form of Restricted Stock Award for Directors (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on August 22, 2006).

(d)(9)	Form of Restricted Stock Award for Executive Officers (incorporated by reference to Exhibit 10.7 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(10)	Employment Agreement, dated as of April 17, 2006, by and between World Air Holdings, Inc. and Michael W. Towe (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on April 19, 2006).

(d)(11)	Employment Agreement, dated as of May 11, 2006, by and between North American Airlines, Inc. and Jeffrey W. Wehrenberg (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on May 16, 2006).

(d)(12)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Randy J. Martinez (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

Exhibit
Number	Description

(d)(13)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Jeffrey L. MacKinney (incorporated by reference to Exhibit 10.2 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(14)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles H. J. Addison (incorporated by reference to Exhibit 10.4 to World Air Holdings Inc.’s Current Report on Form 8-K/A, filed with the SEC on September 6, 2006).

(d)(15)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Robert R. Binns (incorporated by reference to Exhibit 10.3 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(16)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles P. McDonald (incorporated by reference to Exhibit 10.5 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(17)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Mark M. McMillin (incorporated by reference to Exhibit 10.6 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(g)	Not applicable

(h)	Not applicable